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                                  Corporate Center
                                  Celanese AG      Frankfurter Strasse 111
                                  Media Relations  61476 Kronberg/Ts.
                                                   Germany
Press Information
                                                   USA:
                                                   ----
                                                   Vance Meyer
                                                   Phone: +01 (972) 443 4847
                                                   Telefax: +01 (972) 443 8519
                                                   Email:VNMeyer@celanese.com

                                                   Europe:
                                                   -------
                                                   Phillip Elliott
                                                   Phone: +49 (0)69/305 33480
                                                   Telefax: +49 (0)69/305 36784
                                                   Email: P.Elliott@celanese.com

                                                   Date: September 12, 2003

Celanese to sell Acrylates Business to Dow

Kronberg, Germany, and Dallas, Texas - Celanese AG and The Dow Chemical Company announced today that they have reached an agreement for Dow to purchase the acrylates (acrylics) business of Celanese.

Dow will acquire Celanese's acrylates business product line, including intellectual property, inventory and technology for crude acrylic acid, glacial acrylic acid, ethyl acrylate, butyl acrylate, methyl acrylate and 2-ethylhexyl acrylate, as well as acrylates production assets at the Celanese Clear Lake, Texas facility. In related agreements, Celanese will provide certain contract manufacturing services to Dow, and Dow will supply acrylates to Celanese for use in its emulsions production. The transaction remains subject to customary closing conditions, including regulatory approvals.

David Weidman, Chief Operating Officer of Celanese, commented, "This agreement helps fulfill our strategic commitment to a more focused portfolio and puts Celanese and the acrylates business in a better position to generate value. At the same time, we secure an economical raw material supply from Dow for our
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recently acquired Emulsions business in Europe. Celanese is committed to reliable service for our acrylates customers and to a seamless transition of the business."

According to Andrew Liveris, President of Dow's Performance Chemicals group, "This proposed acquisition positions our current acrylics activities into a complete, integrated acrylic acid chain, establishing Dow as a major presence in higher value, less cyclical, downstream markets. It sends a strong message to customers that we are committed to providing a secure, long-term source of quality acrylic-based products and a broader offering of acrylic esters. Additionally, through raw material integration, we gain a more competitive cost position for our UCAR Emulsion Systems business, Superabsorbent Products business, and other Dow specialty products."

Acrylic acid is used to produce acrylic esters and superabsorbent polymers. Major end uses for acrylic esters include acrylic latex emulsions that are used in surface coatings, paints, textiles, and adhesives. Superabsorbent polymers are used primarily in disposable diapers and other absorbent personal care products.

Today's analyst phone conference:
Celanese will be commenting on the sale during a conference call on September 12, 2003 at 3:30 p.m. (Frankfurt time)/ 9:30 a.m. (New York time). Participating on the call will be David Weidman, Chief Operating Officer and Perry Premdas, Chief Financial Officer. To listen in on the call please dial in on of the following numbers:

Europe:     +41 91 610 5640
            +800 2467 8701 (toll free)
U.S.        1 412 380 7400
            1 888 437 2685 (toll free)

Your contact at Dow Chemical

U.S.:       Rosemarie Rung                    Germany:    Detlev Stoeckle
            The Dow Chemical Company                      Dow Germany
            Danbury, CT: 001 (203) 794-3504               Schwalbach
            Cell: 001 (603) 320-4418                      +49 6196 566143
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Celanese AG (www.celanese.com) is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of five main businesses: Acetyl Products, Chemical Intermediates, Acetate Products, Technical Polymers Ticona and Performance Products. In 2002, Celanese generated sales of around (euro) 4.3 billion and had 10,700 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ).

Dow is a leading science and technology company that provides innovative chemical, plastic and agricultural products and services to many essential consumer markets. With annual sales of $28 billion, Dow serves customers in more than 170 countries and a wide range of markets that are vital to human progress, including food, transportation, health and medicine, personal and home care, and building and construction, among others. Committed to the principles of Sustainable Development, Dow and its approximately 50,000 employees seek to balance economic, environmental and social responsibilities. For further information, visit Dow's website at www.dow.com.

Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors of both Celanese and Dow are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Companies' filings with the Securities and Exchange Commission, copies of which are available from the Companies.